

Mail Stop 4631   July 30, 2009

Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60600

>   **Re: Morningstar, Inc.**
>   **Definitive Proxy Statement Supplemental Response No. 2**
>   **Filed July 15, 2009**
>   **File No. 000-51280**

Dear Mr. Cooley:

We have reviewed your responses and have the following additional comments.

Compensation Discussion and Analysis, page 17

Bonus Plan, page 18

1. We note your response to comment 1 in our letter dated July 7, 2009 that to the extent you fund bonus pools based on the achievement of certain performance goals, you will quantify these performance goals unless such disclosure would result in competitive harm to the Company. Please clarify that in future filings you will quantify the target and actual performance goals used to determine your executive officers' bonuses. Alternatively, please describe to us in detail your 2009 bonus plan and provide us your analysis that demonstrates that disclosure of performance targets could cause competitive harm based on your particular facts and circumstances and explain in greater detail how competitors may be able to determine details about the company's confidential information based on the performance targets. Also explain how this would affect you differently than other companies who disclose similar performance targets. See Instruction 2 to Item 402(b) of Regulation S-K.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela Long
Assistant Director